UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA becomes the first mexican company to align its emission reduction targets to the Paris agreement

•         The Science Based Targets Initiative (SBTi) aims that the private sector commits to do its part to comply with the Paris Agreement: to limit global warming to well below 2°C above pre-industrial levels and pursue efforts to limit warming to 1.5°C.

Mexico City, June 11, 2020. - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“KOF”), leading multi-category beverage bottler, is the first Mexican company and the third in Latin America to receive the approval from the Science Based Targets Initiative (SBTi) for its greenhouse gas (GHG) emissions reduction targets. The targets established by the company for its operations (scopes 1 and 2) are consistent with reductions required to meet the goals of the Paris Agreement and limit global warming to well-below 2ºC. Coca-Cola FEMSA’s target for emissions from its value chain (scope 3) meets the SBTi’s criteria for ambitious value chain goals, meaning they are in line with current best practice.

The Science Based Targets Initiative (SBTi) is a collaboration between CDP, the United Nations Global Compact (UNGC), World Resources Institute (WRI), and the World Wide Fund for Nature (WWF).

During 2019, Coca-Cola FEMSA worked in collaboration with its value chain to develop a robust GHG emissions inventory and has defined the following goals, to be met by 2030:

•         Reduce absolute GHG emissions from its operations (scopes 1 and 2) by 50% compared to the 2015 baseline.

•         Reduce absolute GHG emissions from the value chain (covering purchased goods and services and upstream transportation and distribution) by 20% compared to the 2015 baseline.

•         Achieve 100% renewable electricity in its operations.

“Aligning business goals with science-based goals is a long-term commitment and at the delicate moment we are facing, it is a way of committing to the resumption of the economy with principles of sustainability. We are happy to see Coca-Cola FEMSA join the more than 380 global companies with goals approved by the Science Based Targets initiative.” said Lauro Marins, Executive Director of CDP Latin America.

This is one more achievement that demonstrates the efforts of mitigation and adaptation to Climate Change that Coca-Cola FEMSA has promoted as part of its Sustainability Strategy.  Currently the company is supplying 70% of the electricity of its bottling plants with clean sources; improved its energy efficiency by 46% and reduced the CO2e emissions from its manufacturing plants by 12.6% in comparison to its 2015 baseline.

"Sustainability is part of the DNA and it´s key in the decision-making processes throughout Coca-Cola FEMSA. Our goal is to become a reference in the beverage industry by reducing our GHG emissions and collaborating with our stakeholders to ensure they reduce their own. We are confident that we have a strategic, clear, and science-based path that will contribute to the transition to a low-carbon economy," said John Santa Maria Otazua, Coca-Cola FEMSA’s CEO.

Coca-Cola FEMSA reaffirms its commitment to the environment and the communities, in which it operates, and ratifies now more than ever, that its sustainability purpose is to generate economic value while promoting social and environmental well-being, in collaboration with its stakeholders.

About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

About Coca-Cola FEMSA

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 261 million. With over 80 thousand employees, the Company markets and sells approximately 3.4 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

For further information, please contact to:

FEMSA Corporate Communication

hanako.taniguchi@femsa.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: June 11, 2020